Exhibit 99.1

Robert F.X. Sillerman

November 17, 2015
The Board of Directors
SFX Entertainment, Inc.
902 Broadway 15th Fl
New York, NY  10010
Dear Sirs and Madams:

I hereby withdraw my proposal to acquire all of the shares of SFX Entertainment, Inc. that I do not already own.  Please note that, as required by law, I intend to file an amendment to my Schedule 13D disclosing the withdrawal of my proposal.

If you have any questions regarding the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Robert F. X. Sillerman
Robert F. X. Sillerman